FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2015

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG launches lowest-noise FALCON Plus airborne gravity gradiometry technology

Paris, France – June 3, 2015

CGG announced today the launch of FALCON Plus, the newest release in the highly successful suite of FALCON airborne gravity gradiometer (AGG) systems, halving the survey data noise of the world’s best AGG and providing more effective exploration capabilities.

FALCON was already recognised as the world’s quietest AGG system compared to other commercial AGG systems, having been designed specifically for use in light aircraft and engineered to isolate the instrument from aircraft-induced noise. Now, with multiple improvements in hardware, software, and data acquisition technology, the new FALCON Plus halves the noise of the FALCON system.

AGG surveys can be used to explore large prospective areas for only a fraction of the cost of 2D and 3D seismic surveys. This allows a greater return on subsequent exploration investments by prioritizing the areas for seismic exploration. As explorers focus on increasingly deeper targets with subtle geophysical signatures, the noise level of the AGG instrument is of primary importance to increase survey accuracy.

FALCON Plus provides 20 times better spatial resolution (150 m vs. 3000 m) and up to 10 times higher accuracy (0.1 mGal vs. 1.0 mGal) than conventional airborne gravity systems. Additionally, FALCON Plus surveys can immediately be assessed for data accuracy and system noise, assuring consistent high-quality data, while routinely covering in excess of 2,000 km2 per week in a fixed-wing aircraft.

Because of its higher resolution, FALCON Plus can be used for detailed mapping of near-surface geology, including ever smaller geological features. Its greater accuracy over conventional airborne gravity also results in superior mapping of basement topography to depths exceeding 6,000m. Falcon Plus can also be successfully deployed in areas of remote and rugged topography, such as in Papua New Guinea or the South American Andes, which pose significant challenges to ground-based gravity acquisition.

Jean-Georges Malcor, CEO, CGG, said: “The new FALCON Plus builds on the proven success of our FALCON AGG technology which has acquired in excess of 3 million line-kilometers of gravity gradiometry data worldwide since its launch in 1999. CGG looks forward to demonstrating the powerful exploration capabilities of the new FALCON Plus to help our clients gain a deeper understanding of their target geology.”

Simulated vertical gravity gradient response from near-surface geology and deeper basement sources degraded with the noise characteristics of (left) FALCON and (right) the recently released FALCON Plus system. While the longer wavelength trends of the deeper basement sources are seen in both grids, the FALCON Plus system shows the short wavelength trends of the near-surface geology with more coherency. This allows for more precise delineation of any areas that would require seismic static corrections.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 3rd, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO